ORIGINAL COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041550

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_______ to ________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Retirement Savings and Investment Plan for
Union Employees of Tropicana Products, Inc. and Affiliates
1001 13th Avenue, East
Bradenton, Florida 34208**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates

Date: June 20, 2002

By: /s/ Marianne Ferrari
Name: Marianne Ferrari
Title: Secretary of the Benefits Committee. Chief Personnel Officer and Senior Vice President of Human Resources. (The Benefits Committee is the Plan Administrator of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates)

GUTIERREZ & CO. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 358-6617
FAX (718) 886-8428

Plan Administrator

Retirement Savings and Investment Plan for Union Employees
of Tropicana Products, Inc. and Affiliates

We hereby consent to the incorporation by reference in Registration Statement No. 333-65992 on Form S-8 of our Report dated May 31, 2002 which appears in your Annual Report on Form 11-K of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates for the fiscal year ended December 31, 2001.

Gutierrez & Co.

Flushing, New York
June 20, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN
FOR UNION EMPLOYEES OF
TROPICANA PRODUCTS, INC.
AND AFFILIATES

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 and 2000

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES

INDEX TO FINANCIAL STATEMENTS

GUTIERREZ & CO. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 358-6617
FAX (718) 886-8428

INDEPENDENT AUDITORS' REPORT

To the Benefits Committee
of the Retirement Savings and
Investment Plan for Union Employees of Tropicana
Products, Inc. and Affiliates

We were engaged to audit the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (the "Plan") as of and for the years ended December 31, 2001 and 2000, and the supplemental schedules as of and for the year ended December 31, 2001 as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 2 , which was certified by Dreyfus Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements. We have been informed by the plan administrator that Dreyfus Trust Company holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of December 31, 2001 and 2000 and for the plan years then ended that the information provided to the plan administrator by them is complete and accurate.

Because of the significance of the information that we did not audit, we were unable to, and do not express an opinion on the accompanying financial statements taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Gutierrez & Co.

Flushing, New York
May 31, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
Investments		
Money Market Fund:		
Dreyfus Cash Management Plus Fund	$ 363	$ 151,321
Cash		263
Stable Income Fund:		
Dreyfus-Certus Stable Value Fund Series I	1 ,162	210,700
Cash		440
Bond Fund:		
Dreyfus A Bond Plus Fund	593	85,836
Cash		249
S&P 500 Index Fund:		
Dreyfus Institutional S&P 500 Stock Index Fund		567,662
Cash		2,361
Disciplined Stock Fund:		
Dreyfus Disciplined Stock Fund		247,252
Cash		983
Growth Equity Fund:		
Warburg Pincus Emerging Growth Fund	4	243,378
Cash		603
PepsiCo Stock Fund		
PepsiCo Common Shares	62,455	24,487
Cash		97
Total Investments	64,577	1,535,632
Receivables		
Proceeds from securities sold	1,528,779	
Dividends and Interest	183	67
Total receivables	1,528,962	67
Total Assets	1,593,539	1,535,699
Liabilities		
Cost of Unsettled Purchases	99	4,947
Total Liabilities	99	4,947
Net Assets Available for Benefits	$ 1,593,440	$ 1,530,752

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2001	2000
Contributions		
Participating Employees	$ 227,882	$ 284,662
Participating Companies	210	540
Total Contributions	228,092	285,202
Investment Activities		
Investment Income		
Money Market Fund	6,740	8,917
Stable Income Fund	13,198	11,727
Bond Fund	6,219	4,535
S&P 500 Index Fund	6,467	6,013
Disciplined Stock Fund	562	54
PepsiCo Company Stock Fund	738	263
Seagram Stock Fund		3
Total Investment Income	33,924	31,512
Net Appreciation (Depreciation) in Value of Investments		
Bond Fund	(2,147)	2,799
S & P 500 Index Fund	(71,859)	(60,946)
Disciplined Stock Fund	(33,886)	(24,238)
Growth Equity Fund	(66,789)	(37,342)
PepsiCo Company Stock Fund	1,884	6,143
Seagram Stock Fund		8
Total Net Appreciation (Depreciation) in Value of Investment	(172,797)	(113,576)
Increase (decrease) in Plan Equity from Investment Activities	(138,873)	(82,064)
Participant Withdrawals	(26,359)	(159,876)
Transfer to other Plan	(172)	
Increase in Plan Equity	62,688	43,262
Plan Equity at Beginning of Year	1,530,752	1,487,490
Plan Equity at End of Year	$ 1,593,440	$ 1,530,752

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investment securities are recorded and valued as follows:

United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; the PepsiCo Company common shares at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Security Transactions

Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

2. PREPARATION OF FINANCIAL STATEMENTS

The statement of net assets available for benefits as of December 31, 2001 and the statement of changes in net assets available for benefits for the year then ended were prepared from information certified by Dreyfus Trust Company, trustee.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS

3. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established as of January 1, 1997 by Tropicana Products, Inc. (the "Company").

The Plan covers all employees of Tropicana Products, Inc., and Tropicana Products Sales, Inc. (collectively, the "Participating Companies") who are included in a unit of employees covered by a Collective Bargaining Agreement between Tropicana Products, Inc. and: (1) Glass, Molders, Pottery, Plastics and Allied Workers International Union (AFL-CIO, CLC) and its Local Union No. 208; (2) American Flint Glass Workers Union AFL-CIO and its Local Union No. 46; (3) District Lodge No. 15 of the International Association of Machinists and Aerospace Workers AFL-CIO (IAM # 15); and Teamsters Local Union No. 202 and who have completed one month of Eligibility Service.

The Plan provides benefits to participants based upon amounts voluntarily contributed to a participant's account by the participant and amounts contributed , under certain circumstances, by the Participating Companies (see Note 5). Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results, and the participant's vested interest at termination of employment (see Note 6).

With respect to each participant, contributions are allocated among four accounts: Pre-Tax Account, Company Match Account, After-Tax Account and Rollover Account. Such contributions are invested as designated by the participants in one or more of the investment funds referred to in Note 4, and are accumulated and invested in a Trust Fund held by the Dreyfus Trust Company, as Trustee. The Plan is administered by the Company through a Benefits Committee appointed by the Board of Directors of the Company.

4. INVESTMENT PROGRAM

During the year ended December 31, 2001 and 2000, the Plan was comprised of seven investment funds: (i)the Money Market Fund investing in the Dreyfus Cash Management Plus Fund; (ii) the Stable Income Fund investing in the Dreyfus-Certus Stable Value Fund managed by Dreyfus Corporation; (iii) the Bond Fund investing in Dreyfus A Bonds Plus Fund managed by Dreyfus Corporation; (iv) the S&P 500 Index Fund investing in Dreyfus Institutional S&P 500 Stock Index Fund managed by Dreyfus Corporation; (v) the Disciplined Stock Fund investing in Dreyfus Disciplined Stock Fund managed by Dreyfus Corporation; (vi) the Growth Equity Fund investing in Warburg Pincus Emerging Growth Fund managed by Warburg Pincus Counsellors, Inc.; and (vii) the PepsiCo Company Stock Fund, investing in the PepsiCo Company common stock (which replaced the Seagram Stock Fund effective April 1, 1999). The investments are administered by the Benefits Committee appointed by the Board of Directors of the Company.

5. CONTRIBUTIONS

Eligible employees, as defined, may elect to contribute to their Pre-Tax Accounts on a pre-tax basis ("Pre-Tax Contributions) and/or to their After-Tax Accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual compensation, in multiples of 1%, in any combination; provided, the aggregate percentage of the contributions does not exceed 17% of their annual compensation. Pre-tax Contributions and After-Tax Contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan provides for matching contributions by the Participating Companies payable to the participants' Company Match Account. The Participating Companies, except as herein noted, contribute on behalf of the participants 25% of the participants' aggregate Pre-Tax and After-Tax Contributions not exceeding 2 % of their compensation. Effective January 1, 2000, the Participating Companies match was discontinued except for the IAM#15 Group which will continue to have Participating Company Match until April 19, 2001. The Participating Companies matching contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan will accept into participants' Rollover Accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

6. VESTING

A participant in the Plan always has a fully vested interest in the value of his or her Pre-Tax, After-Tax and Rollover Accounts. He or she has a non-forfeitable right to the value of his or her Company Match Account upon retirement, total and permanent disability or death. Upon termination of employment for any other reason, a participant vests in his or her Company Match Account in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Less than 1	0%
At least 1, but less than 2	20%
At least 2, but less than 3	40%
At least 3, but less than 4	60%
At least 4, but less than 5	80%
5 or more	100%

Upon termination of employment for reasons other than retirement, total and permanent disability or death of a participant who was not fully vested in his or her Company Match Account, the nonvested portion of the participant's Company Match Account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited

6. VESTING *(Continued)*

shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the After-Tax and rollover Accounts at the Participant's election.

7. DISTRIBUTIONS

Upon termination of employment, after retirement or for reason of total and permanent disability or death, the participant or his or her beneficiary shall receive the value of his or her Accounts. However, if the termination of employment is for reasons other than retirement, total and permanent disability or death, the participant shall receive only the value of the vested portion of his or her Accounts (See Note 6).

Prior to termination of employment, the participant may withdraw amounts from the participant's Accounts in accordance with the provisions of the Plan. Participants are not permitted to borrow from their Accounts.

8. TAX STATUS OF PLAN

The Internal Revenue Service has ruled by a letter dated May 20, 1998 that the Plan is qualified under Section 401(a) of the Internal Revenue Code. So long as the Plan continues to be so qualified, it is not subject to federal income taxes.

Participants are not currently subject to income tax on the Participating Companies' contributions to the Plan or on income earned by the Plan. Benefits distributed to participants or to their beneficiaries may be taxable to them. The tax treatment of the value of such benefits depends on the event giving rise to the distribution and the method of distribution selected.

9. RELATED PARTY TRANSACTIONS

Certain expenses of the Plan are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

10. TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Board of Directors of the Company may terminate the Plan at any time. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

11. INFORMATION CERTIFIED BY THE CUSTODIAN

The following is a summary of the Plan's financial information and data furnished and certified by the Custodian as complete and accurate in accordance with Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA:

	December 31, 2001	December 31, 2000
Assets:		
Investments at fair value	$ 64,577	$ 1,535,632

	Year Ended December 31, 2001	Year Ended December 31, 2000
Investment income:		
Net appreciation (depreciation) in fair value of investments	$(172,797)	$ (113,576)
Interest and dividend income	33,924	31,512
Total investment income	$(138,873)	$ (82,064)

12. INVESTMENTS

The following investments each represent five percent or more of the total Plan assets as of the beginning of the respective Plan year:

Description of Investment	Cost	Fair Value
Year ended December 31, 2001:		
NONE		
Year ended December 31, 2000:		
Dreyfus Cash Management Fund	$ 151,321	$ 151,321
Dreyfus-Certus Stable Value Fund Series I	210,700	210,700
Dreyfus A Bond Plus Fund	86,839	85,836
Dreyfus Institutional S&P 500 Stock Index Fund	519,663	567,663
Dreyfus Disciplined Stock Fund	244,128	247,253
Warburg Pincus Emerging Growth Fund	283,613	243,235

13. SUBSEQUENT EVENT

Effective January 1, 2002, the Plan was merged into the PepsiCo 401(k) Plan for Hourly Employees. The assets of the Plan were transferred to Fidelity Investments , the Trustee of the PepsiCo 401(k) Plan for Hourly Employees on January 2, 2002. Certain provisions of the Plan were changed to conform with the PepsiCo 401(k) Plan for Hourly Employees provisions.

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees of Tropicana Products, Inc. and Affiliates

Line 27a Form 5500 - Schedule of Assets Held for Investment Purpooses
December 31, 2001

Shares/ Par Value	Security Description	Cost	Price	Market
Interest-Bearing Cash	Dreyfus Cash Mgmt Plus			
363.2200	Institutional Shares	363.22	1.0000	363.22
Corporate Stock Common				
1,278.0000	PepsiCo Inc. Common	60,842.11	48.6900	62,225.82
Common Collective Trust				
229.1000	TBC Inc. Pooled Employee Funds	229.10	1.0000	229.10
1,162.1800	Certus Stable Value Series "I" Fund	1,162.18	1.0000	1,162.18
Total Common/Collective Trust		1,391.28		1,391.28
Registered Investment Companies				
43.5490	Dreyfus A Bonds Plus, Inc.	611.29	13.6100	592.70
0.0110	Dreyfus/Laurel Funds Inc. S&P 500 Stk Index Fd Tr Shares	0.27	23.9000	0.26
0.1440	Credit Suisse Warburg Pincus Emerging Growth Fd	5.77	26.9900	3.89
Total Registered Investment Companies		617.33		596.85
Grand Total		63,213.94		64,577.17

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees of Tropicana Products, Inc. and Affiliates

Line 27d Form 5500 - Schedule of Reportable Transactions

Series of Transactions In Excess of Five Percent of the Current Value of the Plan Assets

Year ended December 31, 2001

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Gain/Loss
772.44	Credit Suisse Warburg Pincus Emerging Growth Fd	41	18,764.51	.00	.00	.00
7, 710.36	Credit Suisse Warburg Pincus Emerging Growth Fd	5	.00	202,286.31	309,326.13	(107,039.82)
1,166.23	Dreyfus A Bonds Plus Inc.	54	16,317.99	.00	.00	.00
7,730.26	Dreyfus A Bonds Plus Inc.	6	.00	105,384.49	108,515.91	(3,131.42)
34,753.98	Dreyfus Cash Mgmt Plus Instl Sh	58	34,753.98	.00	.00	.00
192,189.19	Dreyfus Cash Mgmt Plus Instl Sh	6	.00	192,189.19	192,189.19	.00
5,331.31	Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd Tr Shs	53	128,833.27	.00	.00	.00
26,144.74	Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd Tr Shs	14	.00	628,742.52	652,849.27	(24,106.75)
1,174.92	Dreyfus/Laurel Disc Stk Fd R	51	39,078.78	.00	.00	.00
7,853.90	Dreyfus/Laurel Disc Stk Fd R	12	.00	252,023.88	282,785.96	(30,762.08)
72,623.80	Certus Stable Value Series 'I' Fund	58	72,623.80	.00	.00	.00
294,919.32	Certus Stable Value Series 'I' Fund	10	.00	294,919.32	294,919.32	.00

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees
of Tropicana Products, Inc. and Affiliates

Line 27d Form 5500 - Schedule of Reportable Transactions
Single Transactions In Excess of Five Percent of the Current Value of the Plan Assets
Year ended December 31, 2001

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Gain/Loss
6,643.58	Credit Suisse Warburg Pincus Emerging Growth Fd Inc	.00	.00	179,310.44	266,089.76	(86,779.32)
7,213.04	Dreyfus A Bonds Plus Inc	.00	.00	98,169.56	101,248.02	(3,078.46)
183,536.41	Dreyfus Cash Mgmt Plus Instl Sh	.00	.00	186,536.41	186,536.41	.00
24,018.57	Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd Tr Shs	.00	.00	574,043.91	599,191.42	(25,147.51)
7,240.14	Dreyfus/Laurel Disc Stk Fd R	.00	.00	231,467.56	260,452.63	(28,985.07)
262,250.81	Certus Stable Value Ser 'I' Fd	.00	.00	262,250.81	262,250.81	.00